EXHIBIT 21.1

LIST OF SUBSIDIARIES

CoastalSouth Bancshares, Inc., a Georgia corporation, owns, either directly or indirectly, 100% of the stock of the following subsidiaries:

Subsidiary Name	State of Incorporation
Coastal States Bank	State of South Carolina
Coastal States Mortgage, Inc.	State of South Carolina